Exhibit 99.1

EROS INTERNATIONAL ANNOUNCES COMPLETION OF INTERNAL REVIEW

Isle of Man - March 21, 2016 - Eros International Plc (NYSE:EROS) (“Eros” or the "Company"), a leading global company in the Indian film entertainment industry, announced today that, with the assistance of Skadden Arps Slate Meagher & Flom LLP, the Company's Audit Committee has completed the internal review which it commenced in November 2015.

The review included analysis of the Company's financial reporting for the following areas: (i) UAE sales and revenue recognition, (ii) amortization policy of intangibles, including film and content costs, (iii) related party transactions, (iv) ErosNow registered users count, and (vi) Eros’ film library. Having completed its review, the Audit Committee remains satisfied with the Company's financial reporting and disclosures in its financial statements as filed.

Jyoti Deshpande, Chief Executive Officer of the Company, stated, “We are pleased the Audit Committee, with the assistance of Skadden Arps Slate Meagher & Flom LLP, has completed its thorough internal review, and reinforced its confidence in the Company’s accounting policies, practices and disclosures in the Company’s financial statements and other key metrics. We reiterate that the Company maintains the highest standards of integrity and transparency in financial reporting. I am positive that our strong business fundamentals will continue to help us build on our market leadership position in the Indian filmed entertainment sector and capitalize on opportunities to create long term shareholder value”.

The Company expects to announce its full year results for the fiscal year ended March 31, 2016 in June 2016. Grant Thornton India LLP continue as Auditors of the consolidated financial statements of Eros International Plc and subsidiaries.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform ErosNow. For further information please visit: www.erosplc.com

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CONTACT:

Mark Carbeck

Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com